UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K, originally filed with the Securities and Exchange Commission on August 25, 2022, is being filed solely for the purposes of furnishing unaudited interim condensed consolidated financial statements as of June 30, 2022 and incorporating certain exhibits into registration statements of the registrant.

This Report on Form 6-K (including the text under “Second Quarter 2022 Financial Summary” in Exhibit 99.1 and Exhibit 99.2) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-239344) and Form F-3 (File No. 333-240189), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated August 25, 2022
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 29, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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